Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

February 1, 2012

Jens Feiring is appointed EVP and director of the legal department at Eksportfinans

Mr. Jens Feiring (65) has been appointed new EVP and director of the legal department at Eksportfinans. He will join the executive management team.

Jens Feiring has a law degree from the University of Oslo. He has worked in Eksportfinans since 1974 and has previously held the position as EVP and director of the legal department from 1981 to 2011. He now returns to the position, replacing Carine Lindman with effect from February 1, 2012.

For further information, please contact:

President and CEO Gisèle Marchand

Tel: +47 41 51 74 89

E-mail: gma@eksportfinans.no

EVP Director of Staff/ Head of Communications Elise Lindbæk

Tel: + 47 22 01 22 64 / +47 90 51 82 50

E-mail: el@eksportfinans.no